UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3 to

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

KNOT OFFSHORE PARTNERS LP

(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	98-1098373
(Jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

2 Queen’s Cross

Aberdeen, Aberdeenshire

AB15 4YB,

United Kingdom

(Address of principal executive offices, including zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Units, representing limited partner interests	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement file number or Regulation A offering statement file number to which this form relates (if applicable): Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

EXPLANATORY NOTE

KNOT Offshore Partners LP hereby amends and restates the description of its common units found in Item 1 of the Form 8-A originally filed on April 5, 2013 and previously amended on February 2, 2017 and June 30, 2017, to read in its entirety as set forth below. References in this Amendment No. 3 to the Registration Statement on Form 8-A (this “8-A”) to “KNOT Offshore Partners,” “the partnership,” “we,” “our,” “us” or similar terms refer, depending upon the context, to KNOT Offshore Partners LP and/or any one or more of its subsidiaries. On September 10, 2021, we amended and restated our Third Amended and Restated Agreement of Limited Partnership to reflect, among other things, the consummation of the transaction contemplated by the exchange agreement (the “Exchange Agreement”) among KNOT Offshore Partners, KNOT Offshore Partners GP LLC (our general partner) and Knutsen NYK Offshore Tankers AS (“Knutsen NYK”), pursuant to which all of our incentive distribution rights were contributed by Knutsen NYK to us for cancellation in exchange for our issuance to Knutsen NYK of 673,080 common units representing limited partner interests and 673,080 Class B Units representing limited partner interests (the “Class B Units”). This 8-A is being filed to reflect the Fourth Amended and Restated Agreement of Limited Partnership and the resulting changes to the description of the common units.

Item 1.	Description of Registrant’s Securities to be Registered.

This 8-A registers our common units representing limited partner interests. Our common units are traded on the New York Stock Exchange under the symbol “KNOP.” We also have other classes of partnership interests called general partner interests, Series A Convertible Preferred Units (“Series A Preferred Units”) and Class B Units. As of September 10, 2021, we have 3,541,666 Series A Preferred Units outstanding and 673,080 Class B Units outstanding. Our general partner interests, the Series A Preferred Units and the Class B Units are not registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and are not traded on any securities exchange.

The following description of our common units does not purport to be complete and is qualified in its entirety by reference to the complete text of the Fourth Amended and Restated Agreement of Limited Partnership (referred to herein as our “partnership agreement”), a copy of which is attached as Exhibit 3.2, and is incorporated by reference, into this 8-A.

OUR PARTNERSHIP AGREEMENT

The following is a description of certain material terms of our partnership agreement. For additional information, we refer you to our partnership agreement, which is incorporated by reference into this 8-A.

Organization and Duration

We were organized on February 21, 2013 under the Marshall Islands Limited Partnership Act (the “Marshall Islands Act”) and have perpetual existence.

Purpose

Our purpose under the partnership agreement is to engage in any business activities that may lawfully be engaged in by a limited partnership pursuant to the Marshall Islands Act.

Although our board of directors has the ability to cause us to engage in activities other than the provision of marine transportation services, it has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. Our general partner has irrevocably delegated to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis.

Cash Distributions

Our partnership agreement specifies the manner in which we make cash distributions to holders of our common units and other partnership interests, including to the holders of our Series A Preferred Units and our Class B Units, as well as to our general partner in respect of its general partner interest. For a description of these cash distribution provisions, please read “Cash Distributions.”

Capital Contributions

No holder of common units, Class B Units or Series A Preferred Units is obligated to make additional capital contributions, except as described below under “—Limited Liability.” For a discussion of our general partner’s right to contribute capital to maintain its general partner interest if we issue additional units, please read “—Issuance of Additional Interests.”

Transfer of Common Units, Class B Units and Series A Preferred Units

By transfer of common units, Class B Units or Series A Preferred Units in accordance with our partnership agreement, each transferee of common units, Class B Units or Series A Preferred Units will be admitted as a limited partner with respect to the common units, Class B Units or Series A Preferred Units transferred when such transfer and admission is reflected in our books and records. Each transferee:

(1) represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

(2) automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

(3) gives the consents and approvals contained in our partnership agreement.

A transferee will become a substituted limited partner of our partnership for the transferred common units, Class B Units or Series A Preferred Units automatically upon the recording of the transfer on our books and records.

We may, at our discretion, treat the nominee holder of a common unit, Class B Unit or Series A Preferred Unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units, Class B Units and Series A Preferred Units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred units.

Until a unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Voting Rights

Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. The Class B Units generally vote together with the common units as a single class. We hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders and holders of Class B Units (“Class B Unitholders”) are entitled to elect only four of the seven members of our board of directors. The elected directors are elected on a staggered basis and serve for four-year terms. Our general partner in its sole discretion appoints the remaining three directors and sets the terms for which those directors serve. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting our unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect our general partner, and our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding common units and Class B Units, including any common units and Class B Units owned by our general partner and its affiliates, voting together as a single class.

Our partnership agreement further restricts unitholders’ voting rights by providing that all persons (including individuals, entities, partnerships, trusts and estates) that are residents of Norway for purposes of the Norwegian Tax Act (“Norwegian Resident Holders”) are not eligible to vote in the election of elected directors. No holder of Series A Preferred Units that is a Norwegian Resident Holder is eligible to vote on any matter. Further, if any person or group owns beneficially more than 4.9% of any class of units then outstanding (excluding Norwegian Resident Holders in the election of elected directors), any such units owned by that person or group in excess of 4.9% may not be voted on any matter and are not considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any unitholders not entitled to vote on a specific matter are effectively redistributed pro rata among the other unitholders. Our general partner, its affiliates and persons who acquire common units or Class B Units with the prior approval of our board of directors are not subject to the 4.9% limitation except with respect to voting their common units or Class B Units in the election of the elected directors. The common units and the Class B Units will be treated as two separate classes of partnership interests for purposes of the 4.9% limitation, which will apply separately to the holders of common units and to the holders of Class B Units.

The Series A Preferred Units have voting rights that are identical to the voting rights of the common units and Class B Units, except they do not have any right to nominate, appoint or elect any of our directors, except whenever distributions payable on the Series A Preferred Units have not been declared and paid for four consecutive quarters (a “Trigger Event”). Upon a Trigger Event, holders of Series A Preferred Units, together with the holders of any other series of preferred units upon which like rights have been conferred and are exercisable, will have the right to replace one of the members of our board appointed by our general partner with a person nominated by such holders, such nominee to serve until all accrued and unpaid distributions on the preferred units have been paid. Please read “—Board of Directors.” The Series A Preferred Units shall be entitled to vote with the common units and Class B Units as a single class so that the Series A Preferred Units shall be entitled to one vote for each common unit into which the Series A Preferred Units are then convertible. The 4.9% limitation described above applies to the holders of the Series A Preferred Units with respect to the voting of the Series A Preferred Units on an as-converted basis together with the common units and Class B Units.

The following is a summary of the unitholder vote required for the approval of the matters specified below. Matters that require the approval of a “unit majority” require the approval of a majority of the common units (which include the Series A Preferred Units voting on an as-converted basis) and Class B Units voting as a single class. All references in this 8-A to voting of the common units shall include voting of the Class B Units and the Series A Preferred Units together with the common units as a single class on an as-converted basis, other than, in the case of the Series A Preferred Units, references to voting for the election of the elected directors.

In voting their common units, Class B Units or Series A Preferred Units, our general partner and its affiliates have no fiduciary duty or obligation whatsoever to us or our unitholders, including any duty to act in good faith or in the best interests of us and our unitholders.

Action	Unitholder Approval Required
Issuance of additional common units or other limited partner interests	No common unitholder or Class B Unitholder approval required; general partner approval required for all issuances not reasonably expected to be accretive within 12 months of issuance or which would otherwise have a material adverse impact on our general partner or its interest in the partnership. We will have the right to issue securities that with respect to distributions on such securities or distributions upon liquidation of the partnership rank pari passu with the Series A Preferred Units (“parity securities”), provided that the aggregate amount of the Series A Preferred Units and the parity securities pro-forma for such issuance, does not exceed 33.33% of the book value of the sum of our then outstanding aggregate amount of parity securities and junior securities (including common units and Class B Units). The consent of at least 67% of the holders of Series A Preferred Units will be necessary for us to issue (i) any securities that with respect to distributions on such securities or distributions upon liquidation of the partnership rank senior to the Series A Preferred Units (“senior securities”) and (ii) any parity securities in excess of such pro-forma book value. In addition, the consent of at least 67% of the holders of Series A Preferred Units will be necessary for us to incur or assume additional indebtedness that would result in our total consolidated indebtedness exceeding 70% of our total capitalization.

Amendment of our partnership agreement	Certain amendments may be made by our board of directors without the approval of our unitholders. Other amendments generally require the approval of a unit majority. Any amendment that (i) adversely affects the rights, preferences and privileges of the Series A Preferred Units or (ii) amends or modifies any of the terms of the Series A Preferred Units requires the approval of at least 67% of the Series A Preferred Units, voting separately as a class.

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority and approval of our general partner and our board of directors.

Dissolution of our partnership	Unit majority and approval of our general partner and our board of directors.

Reconstitution of our partnership upon dissolution	Unit majority.

Election of four of the seven members of our board of directors	A plurality of the votes of the holders of the common units and Class B Units.

Withdrawal of our general partner	Under most circumstances, the approval of a majority of our common units and Class B Units, excluding common units and Class B Units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to March 31, 2023 in a manner which would cause a dissolution of our partnership.

Removal of our general partner	Not less than 66 2/3% of our outstanding common units and Class B Units, voting as a single class, including common units and Class B Units held by our general partner and its affiliates.

Transfer of the general partner interest in us	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our common unitholders or other limited partners to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to such person. The approval of a majority of our common units and Class B Units, excluding common units and Class B Units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to March 31, 2023.

Transfer of ownership interests in our general partner	No approval required at any time.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Marshall Islands law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•	arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Marshall Islands Act; and

•	asserting a claim governed by the internal affairs doctrine;

shall be exclusively brought in the Court of Chancery of the State of Delaware, unless otherwise provided for by Marshall Islands law, regardless of whether such claims, suits, actions or proceedings arise under laws relating to contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, Class B Unit or Series A Preferred Unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, unless otherwise provided for by Marshall Islands law, in connection with any such claims, suits, actions or proceedings; however, a court could rule that such provisions are inapplicable or unenforceable.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Marshall Islands Act and that the limited partner otherwise acts in conformity with the provisions of our partnership agreement, the limited partner’s liability under the Marshall Islands Act is limited, subject to possible exceptions, to the amount of capital the limited partner is obligated to contribute to us for the limited partner’s units plus the limited partner’s share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by our limited partners as a group:

•	to remove or replace our general partner;

•	to elect four of our seven directors;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Marshall Islands Act, then our limited partners could be held personally liable for our obligations under the laws of the Marshall Islands, to the same extent as our general partner. This liability would extend to persons who transact business with us and reasonably believe, based on the limited partner’s conduct, that the limited partner is a general partner. Neither our partnership agreement nor the Marshall Islands Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Marshall Islands case law.

Under the Marshall Islands Act, a limited partnership may not make a distribution to a partner if, after giving effect to the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the limited partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Marshall Islands Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. The Marshall Islands Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Marshall Islands Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Marshall Islands Act, an assignee of partnership interests who becomes a limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the limited partnership, except the assignee is not obligated for liabilities unknown to the assignee at the time the assignee became a limited partner and that could not be ascertained from the partnership agreement.

Maintenance of limited liability may require compliance with legal requirements in the jurisdictions in which our subsidiaries conduct business, which may include qualifying to do business in those jurisdictions. Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our ownership or control of operating subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by our limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then our limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We intend to operate in a manner that our board of directors considers reasonable and necessary or appropriate to preserve the limited liability of our limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions determined by our board of directors, without the approval of our unitholders, other than the limited approval rights of the holders of the Series A Preferred Units with regard to the issuance of parity securities and senior securities described above under “—Voting Rights.” Our general partner will be required to approve all issuances of additional partnership interests that are not reasonably expected to be accretive within 12 months of issuance or which would otherwise have a material adverse impact on the general partner or its interest in us.

In accordance with Marshall Islands law and the provisions of our partnership agreement, we may also issue additional partnership securities interests that, as determined by our board of directors, have special voting or other rights to which our common units, Class B Units or Series A Preferred Units are not entitled.

Upon issuance of certain additional partnership securities (other than the issuance of partnership interests upon conversion of outstanding partnership interests), our general partner will have the right, but not the obligation, to make additional capital contributions to the extent necessary to maintain its general partner interest in us at the same percentage level as before the issuance. Our general partner’s interest in us will thus be reduced if we issue certain additional partnership securities and our general partner does not elect to maintain its general partner interest. Our general partner’s interest does not entitle it to receive any portion of distributions made in respect of the Series A Preferred Units and our general partner’s interest will not be affected by the issuance of any additional preferred units. Our general partner and its affiliates also have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest in us, including its interest represented by common units and Class B Units, that existed immediately prior to each issuance. Other holders of common units or other partnership securities do not have similar preemptive rights to acquire additional common units or other partnership securities.

Tax Status

The Partnership has elected to be treated as a corporation for U.S. federal income tax purposes.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our board of directors. However, our board of directors has no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, approval of our board of directors is required, as well as written approval of the holders of the number of units required to approve the amendment or call a meeting of our limited partners to consider and vote upon the proposed amendment. In addition, holders of Series A Preferred Units must approve certain amendments as described under “—Voting Rights.” Except as we describe below, or as otherwise set forth in the partnership agreement, an amendment must be approved by a “unit majority.”

Prohibited Amendments

No amendment may be made that would:

(1) increase the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class or series of limited partner interests so affected;

(2) increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld at its option;

(3) change the term of our partnership;

(4) provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner that is approved by the holders of a unit majority; or

(5) give any person the right to dissolve our partnership other than the right of our general partner and our board of directors to dissolve our partnership with the approval of the holders of a unit majority.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates).

No Unitholder Approval

Our board of directors may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

(1) a change in our name or the location of our principal place of business, registered agent or registered office;

(2) the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3) a change that our board of directors determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the Marshall Islands Act;

(4) an amendment that is necessary, upon the advice of our counsel, to prevent us or our officers or directors or our general partner or their or its agents, or trustees from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, the U.S. Investment Advisors Act of 1940, or plan asset regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

(5) an amendment that our board of directors determines to be necessary or appropriate for the authorization of additional partnership securities (subject to the limited approval rights of holders of Series A Preferred Units described above under “—Voting Rights”) or rights to acquire partnership interests, including any amendment that our board of directors determines is necessary or appropriate in connection with any amendment expressly permitted in our partnership agreement to be made by our board of directors acting alone;

(6) an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

(7) any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

(8) a change in our fiscal year or taxable year and related changes;

(9) certain mergers or conveyances as set forth in our partnership agreement; or

(10) any other amendments substantially similar to any of the matters described in (1) through (9) above.

In addition, our board of directors may make amendments to our partnership agreement without the approval of any limited partner (subject to the limited approval rights of holders of Series A Preferred Units described under “—Voting Rights”) or our general partner if our board of directors determines that those amendments:

(1) do not adversely affect our limited partners (or any particular class or series of limited partners) in any material respect;

(2) are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling or regulation of any Marshall Islands authority;

(3) are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our limited partner interests are or will be listed for trading;

(4) are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of our limited partner interests under the provisions of our partnership agreement; or

(5) are required to effect the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Our board of directors will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to our limited partners if one of the amendments described above under “—No Unitholder Approval” should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of our outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or privileges of any type or class or series of outstanding in relation to other classes or series of limited partner interests requires the approval of at least a majority of the type or class or series of units so affected, provided, however, that any amendment that (i) adversely affects the rights, preferences and privileges of the Series A Preferred Units or (ii) amends or modifies any of the terms of the Series A Preferred Units requires the approval of at least 67% of the Series A Preferred Units. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding interests constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

A merger or consolidation of us requires the approval of our board of directors and the prior consent of our general partner and the approval of holders representing a unit majority. However, to the fullest extent permitted by law, our board of directors and our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners; provided, however, that our board of directors and general partner owe a contractual duty of good faith and fair dealing to holders of the Series A Preferred Units pursuant to our partnership agreement. In addition, our partnership agreement generally prohibits our board of directors without the prior approval of our general partner and, without approval of a unit majority, from causing us to, among other things, sell, exchange, or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries taken as a whole. Our board of directors may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without unitholder approval. Our general partner and our board of directors may also determine to sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without unitholder approval.

If conditions specified in our partnership agreement are satisfied, our board of directors with the consent of our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the primary purpose of that conversion, merger or conveyance is to effect a change in our legal form into another limited liability entity and the governing instruments of the new entity provide the limited partners and our board of directors with substantially the same or greater rights and no greater obligations as are contained in our partnership agreement.

Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(1) the election of our general partner and our board of directors to dissolve us, if approved by the holders of units representing a unit majority;

(2) at any time there are no limited partners, unless the partnership is continued without dissolution in accordance with the Marshall Islands Act;

(3) the entry of a decree of judicial dissolution of us; or

(4) the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as general partner an entity approved by the holders of a unit majority, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our board of directors that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in our partnership agreement. In the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, holders of the Series A Preferred Units will have the right to receive an amount equal to the liquidation preference of $24.00 per unit, plus any Series A Unpaid Cash Distributions (as defined in the partnership agreement) plus an amount equal to all accumulated and unpaid distributions thereon to the date of payment, whether or not declared, before any payments are made to holders of our common units, Class B Units or any other securities ranking junior to the Series A Preferred Units with respect to payments of distributions and amounts payable upon any liquidation, dissolution or winding up. The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to March 31, 2023 without obtaining the approval of the holders of at least a majority of our outstanding common units and Class B Units, excluding common units and Class B Units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability. On or after March 31, 2023, our general partner may withdraw as general partner without first obtaining approval of any common unitholder or Class B Unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to our limited partners if at least 50% of our outstanding units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of our outstanding common units and Class B Units may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding common units and Class B Units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common units and Class B Units. The ownership of more than 33 1/3% of our outstanding common units and Class B Units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal, our general partner will have the right to convert its general partner interest into common units or to receive cash in exchange for such interest based on the fair market value of such interest at the time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest owned by the departing general partner for a cash payment equal to the fair market value of the general partner interest. Under all other circumstances where our general partner withdraws or is removed by our limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest for its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest will automatically convert into common units equal to the fair market value of such interest as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, any employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for the transfer by our general partner of all, but not less than all, of its general partner interest in us to:

•	an affiliate of our general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity;

our general partner may not transfer all or any part of its general partner interest in us to another person prior to March 31, 2023 without the approval of the holders of at least a majority of our outstanding common units and Class B Units, excluding units held by our general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability.

Our general partner and its affiliates may at any time transfer units to one or more persons, without limited partner approval.

Transfer of Ownership Interests in General Partner

At any time, the members of our general partner may sell or transfer all or part of their respective membership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove KNOT Offshore Partners GP LLC as our general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 4.9% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units in excess of 4.9% of all such units. Our general partner, its affiliates and persons who acquired common units or Class B Units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units or Class B Units in the election of elected directors. The 4.9% limitation applies to the holders of the Series A Preferred Units with respect to the voting of the Series A Preferred Units on an as-converted basis together with the common units and Class B Units.

Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal, our general partner will have the right to convert its general partner interest into common units or to receive cash in exchange for that interest.

Limited Call Right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership interests of any class, except for the Series A Preferred Units, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ written notice at a price equal to the greater of (x) the average of the daily closing prices of the partnership interests of such class over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for partnership interests of such class during the 90-day period preceding the date such notice is first mailed. Our general partner is not obligated to obtain a fairness opinion regarding the value of the units to be repurchased by it upon the exercise of this limited call right and has no fiduciary duty in determining whether to exercise this limited call right.

As a result of our general partner’s right to purchase outstanding partnership interests, a holder of partnership securities (except for the Series A Preferred Units) may have the holder’s partnership interests purchased at an undesirable time or price.

Board of Directors

Under our partnership agreement, our general partner has irrevocably delegated to our board of directors the authority to oversee and direct our operations, policies and management on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership. Our board of directors consists of seven members, three of whom are appointed by our general partner in its sole discretion and four of whom are elected by our common unitholders and Class B Unitholders.

Our board of directors nominates individuals to stand for election as elected board members on a staggered basis at an annual meeting of our limited partners. In addition, any limited partner or group of limited partners that holds beneficially 10% or more of the aggregate outstanding common units and Class B Units is entitled to nominate one or more individuals to stand for election as elected board members at the annual meeting by providing written notice to our board of directors not more than 120 days nor less than 90 days prior to the meeting. However, if the date of the annual meeting is not publicly announced by us at least 100 days prior to the date of the meeting, the notice must be delivered to our board of directors not later than ten days following the public announcement of the meeting date. The notice must set forth:

•	the name and address of the limited partner or limited partners making the nomination or nominations;

•	the number of common units and Class B Units beneficially owned by the limited partner or limited partners;

•	the information regarding the nominee(s) proposed by the limited partner or limited partners as required to be included in a proxy statement relating to the solicitation of proxies for the election of directors filed pursuant to the proxy rules of the Securities and Exchange Commission;

•	the written consent of the nominee(s) to serve as a member of our board of directors if so elected; and

•	a certification that the nominee(s) qualify as elected board members.

Upon a Trigger Event (as defined under “—Voting Rights” above), the holders of Series A Preferred Units (together with holders of all other classes or series of preferred units upon which like voting rights have been conferred and are exercisable) will have the right to replace one of the members of our board of directors appointed by our general partner with a member nominated by such holders (the “Holders’ Nominee”), such nominee to serve until the payment of all accrued and unpaid distributions in respect of the preferred units has been made. Unless our general partner consents, the Holders’ Nominee cannot be a resident of Norway for purposes of the Norwegian Tax Act. Upon payment of all accrued and unpaid distributions then outstanding in respect of the preferred units, the Holders’ Nominee will agree to resign from the board, effective immediately, unless and until a subsequent Trigger Event, if any, occurs. Subject to the preceding sentence, any Holders’ Nominee may be removed at any time without cause only by the holders of 67% of the Series A Preferred Units and the holders of any other series of preferred units upon which such rights have been conferred and are exercisable, voting together as a class. If any Holders’ Nominee is removed, resigns or is otherwise unable to serve as a member of the board of directors, the holders of a majority of the outstanding Series A Preferred Units and, if applicable, any other preferred units, voting together as a class, shall appoint an individual to fill the vacancy.

Subject to the rights of the holders of the Series A Preferred Units with regard to the Holders’ Nominee, our general partner may remove an appointed board member with or without cause at any time. “Cause” generally means a court’s finding a person liable for actual fraud or willful misconduct in his or its capacity as a director. Any and all of the board members may be removed at any time for cause by the affirmative vote of a majority of the other board members. Any and all of the board members appointed by our general partner may be removed for cause at a properly called meeting of the limited partners by a majority vote of the outstanding units, voting as a single class. If any appointed board member is removed, resigns or is otherwise unable to serve as a board member, our general partner may fill the vacancy other than with respect to a Holders’ Nominee. Any and all of the board members elected by the common unitholders and Class B Unitholders may be removed for cause at a properly called meeting of the limited partners by a majority vote of the outstanding common units and Class B Units. If any elected board member is removed, resigns or is otherwise unable to serve as a board member, the vacancy may be filled by a majority of the other elected board members then serving.

Meetings; Voting

Except as described below regarding a person or group owning more than 4.9% of any class of units then outstanding, unitholders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our board of directors or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of 33 1/3% of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

The Series A Preferred Units have voting rights that are identical to the voting rights of our common units and Class B Units, except they will not have any right to nominate, appoint or elect any of our directors, except when a Trigger Event has occurred. The Series A Preferred Units are entitled to vote with the common units and Class B Units as a single class on an “as converted basis” so that the Series A Preferred Units will be entitled to one vote for each common unit into which the Series A Preferred Units are then convertible. For additional information concerning voting rights of the common units, Class B Units and the Series A Preferred Units, please read “—Voting Rights.”

Each record holder of a unit may vote according to the holder’s percentage interest in us, although additional limited partner interests having special voting rights could be issued. However, to preserve our ability to claim an exemption from U.S. federal income tax under Section 883 of the Code, if at any time any person or group acquires, in the aggregate, beneficial ownership of more than 4.9% of all units then outstanding (excluding units held by Norwegian Resident Holders in the election of the elected directors as discussed below), that person or group will lose voting rights on all of its units in excess of 4.9% of all such units and those units in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes. Our general partner, its affiliates and persons who acquired common units and Class B Units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units and Class B Units in the election of the elected directors. The 4.9% limitation applies to the holders of the Series A Preferred Units with respect to the voting of the Series A Preferred Units on an as-converted basis together with the common units and Class B Units. The common units and the Class B Units will be treated as two separate classes of partnership interests for purposes of the 4.9% limitation, which will apply separately to the holders of common units and to the holders of Class B Units. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

In addition, (i) common unitholders and Class B Unitholders that are Norwegian Resident Holders will not be eligible to vote in the election of the elected directors and (ii) holders of Series A Preferred Units that are Norwegian Resident Holders will not be eligible to vote.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of units under the partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

Except as described above under “—Limited Liability,” our common units, Class B Units and Series A Preferred Units will be fully paid, and our unitholders will not be required to make additional contributions. By transfer of common units, Class B Units or Series A Preferred Units in accordance with our partnership agreement, each transferee of common units, Class B Units and Series A Preferred Units shall be admitted as a limited partner with respect to the common units, Class B Units or Series A Preferred Units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1)	our general partner;

(2)	any departing general partner;

(3)	any person who is or was an affiliate of our general partner or any departing general partner;

(4)	any person who is or was an officer, director, member, fiduciary or trustee of any entity described in (1), (2) or (3) above;

(5)	any person who is or was serving as a director, officer, member, fiduciary or trustee of another person at the request of our board of directors, our general partner or any departing general partner;

(6)	our officers;

(7)	any person designated by our board of directors; and

(8)	the members of our board of directors.

Any indemnification under these provisions will only be out of our assets. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse the members of our board of directors for their out-of-pocket costs and expenses incurred in the course of their service to us. Our partnership agreement also requires us to reimburse our general partner for all expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to us or our general partner by our board of directors.

Books and Reports

We are required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of our common units, Class B Units and Series A Preferred Units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firm. Except for our fourth quarter, we also will furnish or make available summary financial information within 90 days after the close of each quarter.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to the limited partner’s interest as a limited partner, upon reasonable demand and at the limited partner’s own expense, have furnished to the limited partner:

(1)	a current list of the name and last known address of each partner;

(2)	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

(3)	copies of our partnership agreement, the certificate of limited partnership of our partnership and related amendments;

(4)	information regarding the status of our business and financial position; and

(5)	any other information regarding our affairs as is just and reasonable.

Our board of directors may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our board of directors believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of KNOT Offshore Partners GP LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. In connection with these registration rights, we will not be required to pay any damages or penalties related to any delay or failure to file a registration statement or to cause a registration statement to become effective. We have also entered into a registration rights agreement with the purchasers of the Series A Preferred Units pursuant to which we agreed to use commercially reasonable efforts to file a traditional shelf registration statement registering resales of the common units underlying the Series A Preferred Units and to have such registration statement declared effective by the Securities and Exchange Commission. In certain circumstances, the holders of the Series A Preferred Units will have piggyback registration rights on offerings initiated by other holders of common units, and will have rights to request an underwritten offering.

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including KNOT, on the one hand, and us and our unaffiliated limited partners, on the other hand. Our general partner, which is managed by its board of directors, has a fiduciary duty to make any decisions relating to our management in a manner beneficial to us and our unitholders. Similarly, our board of directors has fiduciary duties to manage us in a manner beneficial to us, our general partner and our limited partners. Certain of our directors also act as directors and/or officers of KNOT and as such they have fiduciary duties to KNOT or its affiliates that may cause them to pursue business strategies that disproportionately benefit KNOT or its affiliates or which otherwise are not in the best interests of us or our unitholders.

Our partnership affairs are governed by our partnership agreement and the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. We are not aware of any material difference in unitholder rights between the Marshall Islands Act and the Delaware Revised Uniform Limited Partnership Act. The Marshall Islands Act also provides, for nonresident limited partnerships like us, that the Marshall Islands Act is to be applied and construed to make the laws of the Marshall Islands, with respect to the subject matter of the Marshall Islands Act, uniform with the laws of the State of Delaware and, so long as it does not conflict with the Marshall Islands Act or decisions of certain Marshall Islands courts, the non-statutory law or “case law” of the State of Delaware is adopted as the law of the Marshall Islands. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in Delaware. For example, the rights of our unitholders and fiduciary responsibilities of our general partner and its affiliates under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. Due to the less-developed nature of Marshall Islands law, our public unitholders may have more difficulty in protecting their interests or seeking remedies in the face of actions by our general partner, its affiliates or our controlling unitholders than would unitholders of a limited partnership organized in the United States.

Our partnership agreement contains provisions that modify and limit the fiduciary duties of our general partner and our directors to the unitholders under Marshall Islands law. Our partnership agreement also restricts the remedies available to unitholders for actions taken by our general partner or our directors that, without those limitations, might constitute breaches of fiduciary duty.

Neither our general partner nor our board of directors will be in breach of their obligations under the partnership agreement or their duties to us or the unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, although neither our general partner nor our board of directors are obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates, although neither our general partner nor our board of directors is obligated to seek such approval;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties, but neither our general partner nor our board of directors is required to obtain confirmation to such effect from an independent third party; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner or our board of directors may, but are not required to, seek the approval of such resolution from the conflicts committee of our board of directors or from the common unitholders. If neither our general partner nor our board of directors seeks approval from the conflicts committee, and our board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, our board of directors, including the board members affected by the conflict, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires. The definition of good faith specified above does not apply to the contractual duty of good faith and fair dealing we owe to holders of Series A Preferred Units.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our board of directors may affect the amount of cash available for distribution to unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of our board of directors regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	estimates of maintenance and replacement capital expenditures;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner or our directors to our unitholders.

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us or our subsidiaries.

Neither our partnership agreement nor any other agreement requires KNOT to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. KNOT’s directors and executive officers have a fiduciary duty to make these decisions in the best interests of the shareholders of KNOT which may be contrary to our interests.

Because certain of our directors also act as directors and/or officers of KNOT and its affiliates, such directors have fiduciary duties to KNOT and its affiliates that may cause them to pursue business strategies that disproportionately benefit KNOT and its affiliates or which otherwise are not in the best interests of us or our unitholders.

Our general partner is allowed to take into account the interests of parties other than us, such as KNOT.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by Marshall Islands fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligations to give any consideration to any interest of or factors affecting us, our affiliates or any unitholder. Decisions made by our general partner in its individual capacity will be made by its board of directors which will be appointed by KNOT. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights, registration rights, or consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the partnership.

We reimburse our general partner and its affiliates for expenses.

We reimburse our general partner and its affiliates for costs incurred, if any, in managing and operating us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith.

Common unitholders, Class B Unitholders and holders of our Series A Preferred Units have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, do not and will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates, must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

Affiliates of KNOT, which provide certain management and administrative services to us, may also enter into additional contractual arrangements with any of their affiliates on our behalf; however, there is no obligation of any such affiliate to enter into any contracts of this kind.

Common units and Class B Units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units and Class B Units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units and Class B Units to be repurchased by it upon the exercise of this limited call right. As a result, a common unitholder or Class B Unitholder may have units purchased from the unitholder at an undesirable time or price. See “—Limited Call Right” above for more information.

We may choose not to retain separate counsel for ourselves or for the holders of our limited partner interests.

The attorneys, independent accountants and others who perform services for us have been retained by our board of directors. Attorneys, independent accountants and others who perform services for us are selected by our board of directors or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of our limited partner interests in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, Class B Units or Series A Preferred Units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner’s affiliates, including KNOT, may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. In addition, our partnership agreement provides that our general partner, for so long as it is general partner of our partnership, will cause its affiliates not to engage in, by acquisition or otherwise, certain businesses or activities described in an omnibus agreement to which we, KNOT and other affiliates are parties. Similarly, under the omnibus agreement, KNOT has agreed and has caused its affiliates to agree, for so long as KNOT controls our partnership, not to engage certain business or activities relating to shuttle tankers under charter for five or more years. Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Fiduciary Duties

Our general partner and its affiliates are accountable to us and our unitholders as fiduciaries. Fiduciary duties owed to unitholders by our general partner and its affiliates are prescribed by law and the partnership agreement. The Marshall Islands Act provides that Marshall Islands partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by our general partner to the limited partners and the partnership. Our partnership agreement provides that our directors are subject to the same fiduciary duties as our general partner.

In addition, we and our subsidiaries have entered into services agreements, and may enter into additional agreements with KNOT and certain of its subsidiaries, including KNOT Management. In the performance of their obligations under these agreements, KNOT and its subsidiaries are not held to a fiduciary standard of care but rather to the standards of care specified in the relevant agreement.

Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner or by our directors. We have adopted these provisions to allow our general partner and our directors to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our officers and directors have fiduciary duties to KNOT, as well as to unitholders. These modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:

•	the fiduciary duties imposed on our general partner and our directors by the Marshall Islands Act;

•	material modifications of these duties contained in our partnership agreement; and

•	certain rights and remedies of unitholders contained in the Marshall Islands Act.

Marshall Islands law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner and the directors of a Marshall Islands limited partnership to refrain from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that a partner refrain from dealing with the partnership in the conduct or winding up of the partnership’s business or affairs as or on behalf of a party having an interest adverse to the partnership, refrain from competing with the partnership in the conduct of the partnership’s business or affairs before the dissolution of the partnership, and account to the partnership and hold as trustee for it any property, profit or benefit derived by the partner in the conduct or winding up of the partnership’s business or affairs or derived from a use by the partner of partnership property, including the appropriation of a partnership opportunity. In addition, although not a fiduciary duty, a general partner shall discharge the duties to the partnership and exercise any rights consistently with the obligation of good faith and fair dealing.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates and our directors that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Marshall Islands. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under the laws of the Marshall Islands to the extent permitted by law. Such standards, such as the duty of care and duty of loyalty, are described in the immediately preceding paragraph under “—Marshall Islands law fiduciary duty standards.” In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. Our partnership agreement provides that our board of directors and officers and the general partner and its affiliates do not owe any fiduciary duties to holders of the Series A Preferred Units other than a contractual duty of good faith and fair dealing pursuant to the partnership agreement. These standards reduce the obligations to which our general partner and our board of directors would otherwise be held. Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of our board of directors must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our board of directors does not seek approval from the conflicts committee, and our board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, our board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our board of directors would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner and our directors, our partnership agreement further provides that our general partner and our officers and directors, will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or our officers or directors engaged in actual fraud or willful misconduct. In the absence of these specific provisions contained in our partnership agreement, our general partner and our directors would be subject to the fiduciary duty standards set forth under “—Marshall Islands law fiduciary duty standards.”

Rights and remedies of unitholders	The provisions of the Marshall Islands Act resemble the provisions of the limited partnership act of Delaware. For example, like Delaware, the Marshall Islands Act favors the principles of freedom of contract and enforceability of partnership agreements and allows the partnership agreement to contain terms governing the rights of the unitholders. The rights of our unitholders, including voting and approval rights and the ability of the partnership to issue additional units, are governed by the terms of our partnership agreement.

As to remedies of unitholders, the Marshall Islands Act permits a limited partner or an assignee of a partnership interest to bring an action in the High Court of the Marshall Islands in the right of a limited partnership to recover a judgment in its favor if general partners with authority to do so have refused to bring the action or if an effort to cause those general partners to bring the action is not likely to succeed.

In becoming one of our limited partners, a common unitholder, Class B Unitholder or holder of Series A Preferred Units effectively agrees to be bound by the provisions in the partnership agreement, including the provisions discussed above. The failure of a limited partner or transferee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under the partnership agreement, we must indemnify our general partner and our directors and officers to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons engaged in actual fraud or willful misconduct. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, our general partner and our directors and officers could be indemnified for their negligent acts if they met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission, such indemnification is contrary to public policy and therefore unenforceable.

CASH DISTRIBUTIONS

Distribution of Available Cash

General

Within approximately 45 days after the end of each quarter, we distribute all of our available cash to common unitholders and Class B Unitholders of record on the applicable record date, concurrently with any distributions made related to the general partner interest.

Available Cash

Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own):

•	less the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our board of directors and our subsidiaries to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

•	comply with applicable law, any debt instruments, or other agreements;

•	provide funds to pay quarterly distributions on, and to make any redemption payments relating to, the Series A Preferred Units; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus all cash on hand (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own) on the date of determination of available cash for the quarter resulting from (1) working capital borrowings made after the end of the quarter and (2) cash distributions received after the end of the quarter from any equity interest in any person (other than a subsidiary of us), which distributions are paid by such person in respect of operations conducted by such person during such quarter. Working capital borrowings are generally borrowings that are made under our credit agreements and in all cases are used solely for working capital purposes or to pay distributions to partners.

Class B Units

For each quarter (starting with the quarter ending September 30, 2021) that the Partnership pays distributions on the common units that are equal to or above $0.52 per common unit (the “Distribution Threshold”), one-eighth of the Class B Units will be converted to common units on a one-for-one basis until such time as no further Class B Units exist. The period prior to such time is referred to herein as the “Class B Pre-Conversion Period”.

Series A Preferred Units

Our Series A Preferred Units rank senior to our common units and Class B Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up. Our Series A Preferred Units have a liquidation preference of $24.00 per unit, plus any Series A Unpaid Cash Distributions, plus all accrued but unpaid distributions on such Series A Preferred Unit with respect to the quarter in which the liquidation occurs to the date fixed for the payment of any amount upon liquidation. Our Series A Preferred Units are entitled to cumulative distributions from their initial issuance date, with distributions being calculated at an annual rate of 8.0% on the stated liquidation preference and payable quarterly in arrears within 45 days after the end of each quarter, when, as and if declared by our board of directors.

The Series A Preferred Units are generally convertible, at the option of the holders of the Series A Preferred Units, into common units at the applicable conversion rate. The conversion rate will be subject to adjustment under certain circumstances. In addition, the conversion rate will be redetermined on a quarterly basis, such that the conversion rate will be equal to $24.00 (the “Issue Price”) divided by the product of (x) the book value per common unit at the end of the immediately preceding quarter (pro-forma for per unit cash distributions payable with respect to such quarter) multiplied by (y) the quotient of (i) the Issue Price divided by (ii) the book value per common unit on February 2, 2017. In addition, the Partnership may redeem the Series A Preferred Units at any time until February 2, 2027 at the redemption price specified in our partnership agreement, provided, however, that upon notice from us to the holders of Series A Preferred Units of our intent to redeem, such holders may elect, instead, to convert their Series A Preferred Units into common units at the applicable conversion rate.

Upon a change of control of the Partnership, the holders of Series A Preferred Units will have the right to require cash redemption at 100% of the Issue Price. In addition, the holders of Series A Preferred Units will have the right to cause the Partnership to redeem the Series A Preferred Units on February 2, 2027 in, at the option of the Partnership, (i) cash at a price equal to 70% of the Issue Price or (ii) common units such that each Series A Preferred Unit receives common units worth 80% of the Issue Price (based on the volume-weighted average trading price, as adjusted for splits, combinations and other similar transactions, of our common units as reported on the NYSE for the 30 trading day period ending on the fifth trading day immediately prior to the redemption date) plus any accrued and unpaid distributions. In addition, subject to certain conditions, we have the right to convert the Series A Preferred Units into common units at the applicable conversion rate if the aggregate market value (calculated as set forth in the partnership agreement) of the common units into which the outstanding Series A Preferred Units are convertible, based on the applicable conversion rate, is greater than 130% of the aggregate Issue Price of the outstanding Series A Preferred Units.

For additional information about our Series A Preferred Units, please read our Current Reports on Form 6-K filed with the Securities and Exchange Commission on February 2, 2017, May 17, 2017 and June 30, 2017 and our Fourth Amended and Restated Agreement of Limited Partnership, which is filed as Exhibit 3.2 hereto.

Distributions of Available Cash

We make distributions of available cash for any quarter in the following manner during the Class B Pre-Conversion Period:

•

first, 98.17% to all common unitholders, pro rata, and 1.83% to our general partner, until there has been distributed in respect of each outstanding common unit an amount equal to the Distribution Threshold for that quarter;

•	second, 98.17% to all Class B Unitholders, pro rata, and 1.83% to our general partner, until there has been distributed in respect of each outstanding Class B Unit an amount equal to the Distribution Threshold for that quarter; and

•	thereafter, 98.17% to all unitholders holding common units and Class B Units, pro rata, and 1.83% to our general partner.

After the Class B Pre-Conversion Period, we will make distributions of available cash for any quarter 98.17% to all common unitholders, pro rata, and 1.83% to our general partner.

The percentage interests set forth above assume that our general partner maintains its current 1.83% general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest

Our partnership agreement initially provided that our general partner was entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its general partner interest if we issue additional units. Our general partner’s general partner interest, and the percentage of our cash distributions to which it is entitled, is proportionately reduced if we issue additional units (other than Series A Preferred Units) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its general partner interest. As of the date of this 8-A, our general partner’s general partner interest had been reduced to 1.83%.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. Neither the sale of all or substantially all of our property or business, nor the consolidation or merger of us with or into any other entity, individually or in a series of transactions, will be deemed a liquidation. We will apply any proceeds of liquidation available for distribution to our general and limited partners in the manner set forth below.

First, holders of our Series A Preferred Units will have the right to receive the liquidation preference of $24.00 per unit, plus any Series A unpaid cash distributions, plus all accrued but unpaid distributions on such Series A Preferred Units with respect to the quarter in which the liquidation occurs to the date fixed for the payment of any amount upon liquidation.

After such Series A Preferred Unit distributions, we will distribute any remaining proceeds:

•	first, to the common unitholders, pro rata, an amount equal to the Cumulative Common Unit Arrearage (as defined in the partnership agreement) of the common units, if any; and

•	thereafter, (i) 1.83% to our general partner and (ii) 98.17% to all common unitholders and holders of Class B Units, pro rata.

The immediately preceding two paragraphs are based on the assumption that our general partner maintains its current 1.83% general partner interest and that we do not issue additional classes of equity securities.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to current and prospective common unitholders.

This discussion is based upon provisions of the  Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations (“Treasury Regulations”) and current administrative rulings and court decisions, all as in effect or existence on the date of this 8-A and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to KNOT Offshore Partners LP.

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans or individual retirement accounts, persons who own (actually or constructively) 10.0% or more of the voting power or value of our equity, or former citizens or long-term residents of the United States), persons who will hold the common units as part of a straddle, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. Unitholders who are partners in a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holding our common units should consult their own tax advisors regarding the tax consequences to them of the partnership’s ownership of our common units.

No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) regarding any matter affecting us or our current and prospective unitholders. The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

This discussion does not contain information regarding any U.S. state, local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units. This discussion does not comment on all aspects of U.S. federal income taxation that may be important to particular unitholders in light of their individual circumstances, and each current and prospective unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of common units.

Election to be Treated as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. Consequently, among other things, U.S. Holders (as defined below) will not be directly subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of common units as described below.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that is:

•	an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

Subject to the discussion below of the rules applicable to passive foreign investment companies (“PFICs”), any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and, thereafter, as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends-received deduction with respect to distributions they receive from us. Dividends received with respect to our common units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends received with respect to our common units by a U.S. Holder that is an individual, trust or estate (a “U.S. Individual Holder”) generally will be treated as “qualified dividend income,” which is taxable to such U.S. Individual Holder at preferential tax rates provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the New York Stock Exchange, on which our common units are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under “—PFIC Status and Significant Tax Consequences”); (iii) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Because of the uncertainty of these matters, including whether we are or will be a PFIC, there is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any amounts received in respect of our common units that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of a unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such common unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20.0% of a unitholder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such common units. The U.S. Holder’s initial tax basis in its common units generally will be the U.S. Holder’s purchase price for the common units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the common units that are treated as non-taxable returns of capital (as discussed above under “—Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

Medicare Tax on Net Investment Income

Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by deductions that are allocable to such income. Unitholders should consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our common units.

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our common units, either:

•	at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains from the sale or exchange of investment property and rents derived other than in the active conduct of a rental business); or

•	at least 50.0% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute “passive income” unless we were treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected methods of operation, we believe that we were not a PFIC for any prior taxable year, and we expect that we will not be a PFIC for our current or any future taxable year. We believe that more than 25.0% of our gross income for each prior taxable year was, and we expect that more than 25.0% of our gross income for each future taxable year will be, nonpassive income, and more than 50.0% of the average value of our assets for each such year was or will be held for the production of nonpassive income. This belief is based on certain valuations and projections regarding our income and assets, and its validity is based on the accuracy of such valuations and projections. While we believe these valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.

Moreover, there are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. While there is legal authority supporting our conclusions, including IRS pronouncements concerning the characterization of income derived from time charters as services income, the United States Court of Appeals for the Fifth Circuit (the “Fifth Circuit”) held in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), that income derived from certain marine time charter agreements should be treated as rental income rather than services income for purposes of a provision of the Code relating to “foreign sales corporations.” In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. The IRS has announced its nonacquiescence with the Fifth Circuit’s holding in Tidewater and its position that the marine time charter agreements at issue in Tidewater should be treated as service contracts.

Distinguishing between arrangements treated as generating rental income and those treated as generating services income involves weighing and balancing competing factual considerations, and there is no legal authority under the PFIC rules addressing our specific method of operation. Conclusions in this area therefore remain matters of interpretation. We are not seeking a ruling from the IRS on the treatment of income generated from our time-chartering operations. Thus, it is possible that the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to our current or any future taxable year, we cannot assure unitholders that the nature of our operations will not change and that we will not become a PFIC in our current or any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year in which a U.S. Holder holds our common units (and regardless of whether we remain a PFIC over the subsequent taxable years), such U.S. Holder would be subject to different taxation rules depending on whether such U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder generally would be able to make a “mark-to-market” election with respect to our common units, as discussed below. In addition, if a U.S. Holder owns our common units during any taxable year that we are a PFIC, such holder must file an annual report with the IRS.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (an “Electing Holder”), then, for U.S. federal income tax purposes, that Electing Holder must report as income for its taxable year its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If, contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above. Although the QEF election is available with respect to subsidiaries, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, no assurances can be made that we will be able to provide U.S. Holders with the necessary information to make the QEF election with respect to such subsidiary.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year in which a U.S. Holder holds our common units and, as we anticipate, our common units were treated as “marketable stock,” then, as an alternative to making a QEF election, such U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. The mark-to-market election generally will not be available with respect to subsidiaries. Accordingly, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, the mark-to-market election generally will not be available with respect to such subsidiary.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year in which a U.S. Holder holds our common units and such U.S. Holder does not make either a QEF election or a “mark-to-market” election for that year (a “Non-Electing Holder”), then such Non-Electing Holder would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units), and (2) any gain realized on the sale, exchange or other disposition of the common units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;

•	the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such common units.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a “Non-U.S. Holder.” Unitholders who are partners in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common units should consult their own tax advisors regarding the tax consequences to them of the partnership’s ownership of our common units.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such distributions also are attributable to a U.S. permanent establishment). The after-tax amount of any effectively connected dividends received by a corporate Non-U.S. Holder may also be subject to an additional U.S. branch profits tax at a 30.0% rate (or, if applicable, a lower treaty rate).

Disposition of Common Units

In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of common units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). The after-tax amount of any effectively connected gain of a corporate Non-U.S. Holder may also be subject to an additional U.S. branch profits tax at a rate of 30.0% (or, if applicable, a lower treaty rate). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those common units are disposed and they meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common units will be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or corporate distributions required to be reported on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on a properly completed IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY (or successor form), as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a U.S. federal income tax return with the IRS.

In addition, individual citizens or residents of the United States holding certain “foreign financial assets” (which generally include stock and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain thresholds (the lowest being holding foreign financial assets with an aggregate value in excess of (i) $50,000 on the last day of the taxable year or (ii) $75,000 at any time during the taxable year) are required to report information relating to such assets. Significant penalties may apply for failure to satisfy the reporting obligations described above. Unitholders should consult their tax advisors regarding their reporting obligations, if any, that would result from their purchase, ownership or disposition of our common units.

NON-UNITED STATES TAX CONSIDERATIONS

Marshall Islands Tax Consequences

The following discussion is based upon the current laws of the Republic of the Marshall Islands applicable to persons who are not citizens of and do not reside in, maintain offices in or carry on business or conduct transactions or operations in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and do not expect to carry on business or conduct transactions or operations in the Republic of the Marshall Islands, under current Marshall Islands law our common unitholders will not be subject to Marshall Islands taxation or withholding on distributions, including upon distributions treated as a return of capital, we make to our common unitholders. In addition, our common unitholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and will not be required by the Republic of the Marshall Islands to file a tax return relating to ownership of common units.

Norwegian Tax Consequences

The following discussion is based upon the current laws of the Kingdom of Norway that may be relevant to current and prospective unitholders who are persons not resident in Norway for taxation purposes (“Non-Norwegian Holders”). The discussion that follows is based upon existing Norwegian legislation and current Norwegian Tax Administration practice as of the date of this 8-A. Changes in these authorities may cause the tax consequences to vary substantially from the consequences of unit ownership described below.

Current and prospective unitholders who are resident in Norway for taxation purposes are urged to consult their own tax advisors regarding the potential Norwegian tax consequences to them of an investment in our common units. For this purpose, a company incorporated outside of Norway will be treated as resident in Norway in the event its central management and control is carried out in Norway.

Taxation of Non-Norwegian Holders

Under the Norwegian Tax Act on Income and Wealth, Non-Norwegian Holders will not be subject to any taxes in Norway on income or profits in respect of the acquisition, holding, disposition or redemption of the common units, provided that:

•	we are not treated as carrying on business in Norway; and

•	either of the following conditions is met:

•	if such holders are resident in a country that does not have an income tax treaty with Norway, such holders are not engaged in a Norwegian trade or business to which the common units are effectively connected; or

•	if such holders are resident in a country that has an income tax treaty with Norway, such holders do not have a permanent establishment in Norway to which the common units are effectively connected.

A Non-Norwegian Holder that carries on a business in Norway through a partnership is subject to Norwegian tax on income derived from the business if managed from Norway or carried on by the Partnership in Norway.

While we expect to conduct our affairs in such a manner that our business will not be treated as managed from or carried on in Norway at any time in the future, this determination is dependent upon the facts existing at such time, including (but not limited to) the place where our board of directors meets and the place where our management makes decisions or takes certain actions affecting our business. We intend to conduct our affairs in a manner consistent with Norwegian tax practice so that our business should not be treated as managed from or carried on in Norway for taxation purposes, and consequently, Non-Norwegian Holders should not be subject to tax in Norway solely by reason of the acquisition, holding, disposition or redemption of their common units. Nonetheless, there is no legal authority addressing our specific circumstances, and conclusions in this area remain matters of interpretation. Thus, it is possible that the Norwegian taxation authority could challenge, or a court could disagree with, our position.

While we do not expect it to be the case, if the arrangements we propose to enter into result in our being considered to carry on business in Norway for the purposes of the Norwegian Tax Act on Income and Wealth, unitholders would be considered to be carrying on business in Norway and would be required to file tax returns with the Norwegian Tax Administration and, subject to any relief provided in any relevant double taxation treaty (including, in the case of holders resident in the United States, the U.S.-Norway Tax Treaty), would be subject to taxation in Norway on any income considered to be attributable to the business carried on in Norway.

United Kingdom Tax Consequences

The following is a discussion of the material United Kingdom tax consequences that may be relevant to common unitholders who are persons not resident, and not domiciled in the United Kingdom for taxation purposes and who do not acquire their common units as part of a trade, profession or vocation carried on in the United Kingdom (non-U.K. Holders).

Current and prospective unitholders who are, or have been, resident or domiciled in the United Kingdom for taxation purposes, or who hold their units through a trade, profession or vocation in the United Kingdom are urged to consult their own tax advisors regarding the potential United Kingdom tax consequences to them of an investment in our common units and are responsible for filing their own UK tax returns and paying any applicable UK taxes (which may be due on amounts received by us but not distributed). The discussion that follows is based upon current United Kingdom tax law and what is understood to be the current practice of Her Majesty’s Revenue and Customs as at the date of this 8-A, both of which are subject to change, possibly with retrospective effect.

Taxation of Income and Disposals. We expect to conduct our affairs so that Non-U.K. Holders should not be subject to United Kingdom income tax, capital gains tax or corporation tax on income or gains arising from the Partnership. Distributions on common units may be made to Non-U.K. Holders without withholding or deduction for or on account of United Kingdom income tax.

Stamp taxes. No liability to United Kingdom stamp duty or stamp duty reserve tax should arise in connection with the issuance of common units to unitholders or the transfer of common units.

EACH CURRENT AND PROSPECTIVE UNITHOLDER IS URGED TO CONSULT THEIR OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THE LEGAL AND TAX CONSEQUENCES OF UNIT OWNERSHIP UNDER THEIR PARTICULAR CIRCUMSTANCES.

Item 2.	Exhibits.

Exhibit No.		Description

3.1		Certificate of Limited Partnership of KNOT Offshore Partners LP (incorporated herein by reference to Exhibit 3.1 to KNOT Offshore Partners LP’s Registration Statement on Form F-1 (File No. 333-186947), filed with the Securities and Exchange Commission on February 28, 2013).

3.2		Fourth Amended and Restated Agreement of Limited Partnership of KNOT Offshore Partners LP.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 10, 2021

KNOT OFFSHORE PARTNERS LP

	By	/s/ Gary Chapman
	Name:	Gary Chapman
	Title:	Chief Executive Officer and Chief Financial Officer